October 26, 2006

Filed via EDGAR and
Delivered via Facsimile (202) 772-9218

Peggy A. Fisher Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Timothy Buchmiller, Esq. Kevin Kuhar Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	NanoSensors, Inc.

Form SB-2 Registration Statement
Filed on August 1, 2006
File No. 333-136220

Preliminary Proxy Statement on Schedule 14A
File No. 000-51007

Dear Ms. Fisher and Mr. Buchmiller:

We are counsel to NanoSensors, Inc. (“NanoSensors” or the “Company”) and are in receipt of your letter dated August 25, 2006 concerning the above-referenced registration statement (the “Registration Statement”) and Preliminary Proxy Statement filed by NanoSensors. This letter sets forth NanoSensors’ response to supplemental comments we received from the Staff of the SEC in a telephone conversation held on or about October 17, 2006. In that conversation, the Company was requested to supplement its response to Comment No. 12, as it pertains to the issuances of securities described therein under the captions “Issuance No. 5” and “Issuance No. 9” to further describe the Company’s analysis pursuant to EITF 00-19 and FAS 133. In addition, the Company was requested to provide similar disclosure concerning the securities described in Comment No. 14. The Company’s responses to these specific comments follow. In preparing these responses, the Company has restated its entire response to each of Comment No. 12 and Comment No. 14 and included therein the supplemental information requested by the SEC staff. The Company’s amended and restated responses follow.

Securities & Exchange Commission
October 26, 2006

Audited Financial Statements for the Fiscal Year Ended November 30, 2005
Notes to Financial Statements
Note 5. Shareholders’ Equity

Comment No. 12. We reference numerous issuances of common stock and warrants for services and expenses related to financing arrangements and payment of debt. Please revise your filing to clearly indicate how you accounted for each issuance and the amount of compensation recorded in the financial statements. Furthermore, please revise to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to fair value the issuance and fair value of the stock at the date of issuance.

Response

For your convenience, the Company has included the following chart detailing the issuances as reported in its audited financial statements for the year ended November 30, 2005 and 2004. It may be noted that the Company’s explanation of the adjustments recorded for each issuance refers to the pre-split number of shares of Common Stock. Par value of the Company’s Common Stock is $0.001. The Amended Form 10-KSB/A to be filed by the Company has been modified in accordance with your Comment No. 13 to reflect number of shares and accounting in shareholders’ deficit statement, on a post-split basis.

Issuance No.	Description of Issuance and FV of Common Stock	Pre-Split	Post-Split	Common shares (pre-split) issued upon Exercise of Warrants, if any

2004 Issuances

1	Issuance of common stock for license	5,000,000	50,000,000	None

2	Issuance of common stock for services	11,250,000	112,500,000	None

3	Issuance of common stock for cash	97,500	975,000	None

4	Issuance of warrants to lenders	0	0	100,000

5	Issuance of common stock for cash	2,750,000	27,500,000	5,500,000

 Securities & Exchange Commission
October 26, 2006

6	Issuance of common stock for payment of debt	620,000	6,200,000	None

7	Issuance of common stock for expenses	385,000	3,850,000	82,500

2005 Issuances

8	Issuance of common stock for cash	150,000	1,500,000	150,000

9	Issuance of common stock for cash	250,000	2,500,000	250,000

Issuance No.1:

In December 2003, the Company issued 5,000,000 founders shares to Dr. Matthew Zuckerman, valued at $.001 per share, in connection with the License Agreement entered into between the Company and Axiom Corp. and Dr. Zuckerman. This was the first issue of founders’ shares by the Company. The Company was in development stage and management assigned a value of $.001 per share. You may refer to footnote 4 to the financial statements for more information on the purchase of this license. The entry recorded for the issue of shares was to debit the license (intangible asset) for $5,000 and credit to common stock.

Issuance No. 2:

In December 2003, the Company issued 5,000,000 founders shares to Dr. Ted Wong, valued at $.001 per share, for services related to the Company. The Company also issued 6,250,000 founders shares at $.001 per share to Meyers Associates L.P. and its affiliates, for services related to the Company in February 2004. All these shares were valued by management at $.001 per share. The entry recorded for the issue of shares was to debit operating expenses for $11,250 and credit to common stock.

Issuance No. 3:

The Company issued 97,500 founders shares during April and May 2004 at $.05 per share for cash. The entry recorded was to debit cash for $4,875 and credit common stock for $98 and balance $4,777 to additional paid-in capital.

 Securities & Exchange Commission
October 26, 2006

Issuance No. 4:

In February 2004, in connection with bridge financing of $100,000, two investors were granted warrants to purchase an aggregate of 100,000 shares of common stock. These warrants were exercisable for five year at $.25 per share, subject to adjustment. The bridge notes were applied towards a private placement offering (see “Issuance No. 5,” below) and converted into shares and warrants, as per the offering. There was no accounting done for these warrants. The estimated value of these warrants on the date of issuance was deemed to be immaterial. All of these warrants were outstanding as of November 30, 2005. Of these 100,000 warrants, 50,000 warrants were exercised in January 2006 and the balance of 50,000 were exercised in June 2006. These warrants required the Company to use its best efforts to have the registration statement declared effective as soon as possible. However, there were no other registration rights or any liquidated damages in the agreement.

Issuance No. 5:

In April 2004, the Company through its placement agent sold an sold an aggregate of 2,750,000 units at $.20 per unit, or $550,000, each unit consisting of one share of Common Stock and one five-year Warrant to purchase one share of Common Stock at $.30 per share (subject to adjustment for subdivision or combination) to 4 accredited investors. The placement agent received a sales commission on the $550,000 of units issued, or $55,000, a $16,500 non-accountable expense allowance and options (the “Unit Purchase Options”) to purchase an aggregate of 1,375,000 units (equivalent to 2,750,000 shares of Common Stock), substantially similar to the units issued in the private placement for five years. The terms of the subscription agreement entered into among the Company and the investors provided for registration rights. These rights required the Company to file a registration statement to register the shares of Common Stock and shares underlying the Warrants, within 90 days of the final closing of the Offering, and use its best efforts to have the registration statement declared effective by the Securities and Exchange Commission as soon as possible. In the event that the registration statement was not filed timely or declared effective within 100 days of the closing, then the Company was required to issue to the investors a number of warrants equal to the number of shares underlying the units multiplied by two and one-half percent (2.5%), multiplied by the number of months after the final closing and/or 100 days after the closing, but prior to the Effective Date, but in no event to exceed 4 months or 10% of the number of Units.

In addition, the investor warrants provide for the adjustment of the exercise price and number of shares for events such as the subdivision, combination, or reclassification of the Company’s common stock and in the event of the consolidation, merger or similar transaction affecting the Company. These warrants also included a cashless exercise provision. The terms of the Unit Purchase Option agreement and the underlying warrant agreement (collectively, the “Unit Purchase Option”) with the Placement Agent are similar to the warrants issued to the investors, except for the following:

 Securities & Exchange Commission
October 26, 2006

•
The Unit Purchase Option agreement issued to the placement agent does not include a provision requiring the Company to pay liquidated damages in the event the shares of common stock underlying the Unit Purchase Options are not covered by an effective registration statement;

•
The Unit Purchase Option provides for redemption of the warrants at the option of the Company at a redemption price of $.001 during the life of the warrant, provided the price of the common stock was in excess of 200% of the offering price for 20 consecutive trading days and there is an effective registration statement in place; and

•
The Unit Purchase Option provides for an adjustment to the exercise price in the event of an issuance of shares of Common Stock at a price that is less than the then-current exercise price of the Unit Purchase Option. In such an event, the exercise price would be reduced to the price which the Company received for such issuance. Issuances of shares for in connection with the exercise of options or warrants or the conversion of convertible notes issued and outstanding on date issuance, are excluded from this adjustment.

The Company considered the provisions of Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”) to evaluate these securities.

The Company has analyzed the provisions of the subscription agreements and the corresponding warrant agreements (collectively, the “Agreements”) issued to the investors to determine if the warrants should be accounted as an asset/liability or as an equity instrument. The Company’s findings are provided below:

As warrants are freestanding instruments, they are required to be analyzed to determine whether they meet the definition of a derivative under FAS133 (paragraphs 6-9) and, if so, whether they meet the scope exemption in paragraph 11(a) of FAS 133. In conjunction with the analysis under paragraph 11(a), warrants have to be analyzed under EITF 00-19, which contains explicit guidance regarding the classification and measurement of warrants. Generally, any condition (without regard to probability) that could result in the warrant requiring net-cash settlement requires recognition of a derivative liability, at fair value.

Step 1: Determine whether the warrant meets the definition of a derivative instrument:

A derivative financial instrument is defined by its features and whether it possesses the three principal elements of a derivative: a notional amount, an underlying and net-settlement. Generally, a warrant is considered a derivative by definition; and the warrants that were issued in connection with this financing arrangement of the Company embody all of the features required for derivative definition.

 Securities & Exchange Commission
October 26, 2006

Step 2: Determine whether the warrants are afforded the Par. 11 scope exemption:

Paragraph 11(a) of FAS133 provides that a reporting entity shall be exempt from derivative accounting for contracts that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

Paragraph 11(a)(1): The warrants are indexed to a defined number of common shares of the Company based on the exercise price, and as such, this condition is met.

Paragraph 11(a)(2): In evaluating whether the equity classification would be afforded the warrants, the Company considered the guidance of FAS 150 and EITF 00-19. FAS 150 provide that instruments that are unconditionally redeemable for cash are recorded as liabilities at fair value. There are no terms and conditions in the agreements that provide for unconditional cash settlement. The Company further considered the guidance in EITF 00-19 applicable to the warrants.

Analysis under EITF 00-19

EITF 00-19 provides that an equity classification is appropriate if the settlement criteria set forth therein for such classification are met and that the additional conditions necessary for equity classification (paragraphs 12-32), set forth therein, are also met.

Paragraph 8 of EITF 00-19 provides that equity classification would be appropriate for:

•	Contracts that require physical settlement or net-share settlement; and

•
Contracts that give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

The terms of the Agreement only provide for exercise of warrants into shares of common stock of the Company on payment of the exercise price in cash or shares of Company’s common stock having a market value equal to the aggregate exercise payable in cash. There are no terms which provide for any net cash settlement. As such, the Company concluded that the warrants met the criteria for equity classification.

The Company believes that the provision for cashless exercise does not change this conclusion as a cashless exercise results in net share settlement and not net-cash settlement. As per paragraph 8 of EITF 00-19, equity classification is awarded for net-share settlement. Further, in a cashless exercise situation, although the number of shares to be issued is not known, such number cannot be more than the number of shares to be issued in a cash exercise situation. As such, share settlement is within the control of the Company.

 Securities & Exchange Commission
October 26, 2006

The Company then analyzed the Agreements under the provisions of paragraphs 12-32 of EITF 00-19 as follows:

•	Paragraphs 12 and 13 do not apply as there is no net-cash settlement.

•
Paragraphs 14 to 17: The shares underlying the warrants have registration rights. These rights provide that the Company use its best efforts to file a Registration Statement to register the shares underlying the warrant shares within 90 days of closing of the offering (the “Filing Date”) and use its best efforts to have the Registration Statement declared effective within 100 days after the filing date. In the event that the Registration Statement is not filed timely or is not declared effective timely, then the Company is required to issue the investors a number of warrants of the Company equal to 2.5% of the of the Registrable Securities for each month of delay subject to an overall limit of 10% of the number of Registrable Securities. The Company deems that the maximum liquidated damages penalty does not exceed a reasonable discount between a registered share and unregistered share of the Company. As such, the Company concluded that the agreements permitted the Company to settle in unregistered shares.

•
Paragraphs 19, 23: The Company has sufficient authorized shares to meet physical or net-share settlement on exercise of warrants. The Company’s authorized capital at date of issue was 50 million shares of common stock and the outstanding shares and commitments to issue shares were approximately 22.1 million shares.

•
Paragraphs 20-22: The warrant agreement provides for an adjustment to the exercise price and the number of shares which may be issued upon the exercise of the warrant for events such as the subdivision, combination or reclassification of the Company’s common stock and a consolidation, merger, or similar transaction. These are standard anti-dilution clauses and may result in an increase or decrease in the number of shares of Common Stock that may be issued upon the exercise of the warrants. However, the Company believes that the events that could result in an adjustment pursuant to the anti-dilution clause of the warrants are within the exclusive control of the Company and as such, any resulting increase or decrease in the number of shares which may be issued upon exercise of the warrants in within the exclusive control of the Company.

•	Paragraph 25 does not apply as there is no cash payment for failure to make timely filings with the SEC.

•	Paragraph 26: The Agreements do not provide for any “top-off” or “make whole” provisions.

 Securities & Exchange Commission
October 26, 2006

•
Paragraph 27: The Agreements require the warrant holder to be treated as if it were a common stock holder prior to a consolidation or merger or sale of Company, in the event that a warrant holder chooses to exercise the warrants post such consolidation, merger or sale. The Company believes that such a provision is exempt under this paragraph and permanent equity classification is not precluded.

•	Paragraphs 29, 30, 31: Warrant holder rights are not greater than those of common stockholders.

•	Paragraph 32: No requirement to post collateral.

•	Paragraphs 18, 24, 28 do not apply.

Based on above analysis, the Company concludes that the warrants issued to investors are considered equity instruments and not a liability.

The Company made the following additional analysis for the Unit Purchase Options issued to the placement agent:

•
Paragraphs 14-17: The shares underlying the Unit Purchase Options have registration rights. These rights provide that the Company use its best efforts to have the Registration Statement declared effective as soon as possible, but the Company shall have the right, in its sole discretion, to terminate the filing at any time prior to its effectiveness. The Company further agrees to use its best efforts to maintain the effectiveness of such registration statement for at least nine months from the effective date. There is no provision for any liquidated damages for non compliance with the registration rights. As such, the Company concluded that the agreements permitted the Company to settle in unregistered shares.

•	The redemption call feature underlying the Unit Purchase Options provided to the issuer is not considered to be a derivative instrument by the issuer as stated in Paragraph 61e of FAS 133.

•
Paragraphs 20-22: The potential downward adjustment of the exercise price due to an issuance of common stock at a price lower than the exercise price of the Unit Purchase Option is a standard anti-dilution clause for this type of security and this clause may result in an increase in the number of shares that may be issued upon the exercise of the Unit Purchase Options. However, the Company believes that the events that could result in an adjustment pursuant to the anti-dilution clauses of the Unit Purchase Option are within the exclusive control of the Company and as such, any resulting adjustment in the number of shares which may be issued upon exercise is within the exclusive control of the Company.

 Securities & Exchange Commission
October 26, 2006

Based on the analysis of investor warrants and the additional analysis for Unit Purchase Options, the Company concludes that the Unit Purchase Options are considered equity instruments and not a liability. Accordingly, the Company recorded the transaction as debit to cash of net proceeds of $463,000, credit to common stock for $2,750 and credit to additional paid in capital for $460,250.

Issuance No. 6:

In August 2004, the Company issued: (i) 412,500 shares of Common Stock to a lender, at $.20 per share, in cancellation of the December 2003 promissory note of $80,000 plus $2,500 of accrued interest; and (ii) 207,500 shares of Common Stock to the same lender at $.20 per share, in cancellation of the February 2004 promissory note of $40,000 plus $1,500 of accrued interest. The issuance of these shares was accounted at the carrying value of the notes and accrued interest, which aggregated $124,000 by debiting the notes and accrued interest for $124,000 and credit to common stock for $620 and additional paid in capital for $123,380.

Issuance No. 7:

In connection with the borrowings made in December 2003 and February 2004 (see borrowings stated under Issuance no. 6), the Company issued 200,000 shares of Common Stock for making of these loans and 100,000 shares of Common Stock in consideration of agreement to convert these loans. The 200,000 shares were valued at the rate of $.001 and the 100,000 shares were valued at an average rate of $.0078 by management. The entry recorded was to debit interest expense for $980 and credit to common stock for $300 and credit to additional paid in capital for $680.

In addition, in connection with a $30,000 borrowing in January 2004 from an unaffiliated lender, which was repaid in August 2004, the Company issued 75,000 shares of Common Stock and warrants to purchase 75,000 shares of Common Stock exercisable at $.20 per share for three years and an unaffiliated third party received 7,500 shares of Common Stock and Warrants to purchase 7,500 shares of Common Stock in consideration of his introduction of the Company to the investor. These shares, totaling 82,500, were each valued at an average rate of $.0078 or a total of $644. The entry recorded was to debit interest expense for 644 and credit to common stock for $83 and credit to additional paid in capital for $561.

There was no accounting done for the 82,500 warrants. Of these 82,500 warrants, 75,000 warrants were exercised in May 2006. The estimated value of these warrants was deemed to be immaterial by the Company.

 Securities & Exchange Commission
October 26, 2006

Issuance No. 8:

In January 2005, the Company issued 150,000 units, each unit consisting of one share of Common Stock and one five year warrant to purchase one share of common stock at an exercise price of $0.30 per share, for cash consideration of $30,000. The warrants carry no registration rights. The Company accounted for the issuance as debit cash $30,000, credit common stock $1,500 and credit to additional paid in capital for $28,500. These warrants were exercised in May 2006.

Issuance No 9:

On November 10, 2005, the Company closed on an offering of 250,000 units for an aggregate of $250,000, with each Unit consisting of ten shares of common stock and one five year warrant expiring on November 30, 2010 to purchase ten shares of Common Stock at an exercise price of $.225 per share. As consideration, the financial consultant to the Company received a lump sum financial advisory fee of $10,000 plus reimbursement of certain reasonable expenses. The Company received net proceeds of $225,000.

The terms of the subscription agreements provides for registration rights. These rights require the Company to file a Registration Statement to register the shares of Common Stock and shares underlying the Warrants, within 90 days of the Closing of the Offering, and use its best efforts to have the Registration Statement declared effective by the Securities and Exchange Commission as soon as possible. In the event that the Registration Statement is not filed timely or declared effective within 100 days of the Closing of the Offering, then the Company is required to issue to the investors a number of warrants equal to the number of shares underlying the Units multiplied by two and one-half percent (2.5%), multiplied by the number of months after the final Closing and/or 100 days after the Closing of the Offering, but prior to the Effective Date, but in no event to exceed 2 months or 10% of the number of Units. The warrant agreement provides for adjustment of exercise price and number of shares for events such as the subdivision, combination, or reclassification of the Company’s common stock, the consolidation, merger or sale or the Company, and for future issuances of common stock for consideration per share which is less than the then-current exercise price of the warrant. The agreement further provides that the Company cannot take any action that would result in an exercise price that would result in a calculation of issuable common stock on exercise of outstanding warrants, options and other similar instruments together with existing outstanding common shares to exceed the shares authorized by the Company’s Articles of Incorporation.

The Company evaluated the warrants in accordance with the provision of Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).

 Securities & Exchange Commission
October 26, 2006

The Company performed an analysis for the warrants issued to the investors, similar to the analysis performed for Issuance No. 5. In this financing, no warrants were issued to a placement agent and therefore a separate analysis in that respect is not required. In respect of warrants issued to investors, the Company has presented below its analysis:

The analysis under paragraphs 11(a)(1) and 11(a)(2) of FAS 133 supports equity classification. The agreements are next analyzed under the provisions of paragraphs 12-32 of EITF 00-19 as under:

•	Paragraphs 12 and 13 do not apply as there is no net-cash settlement.

•
Paragraphs 14 to 17: The shares underlying the warrants have registration rights. These rights provide that the Company use its best efforts to file a Registration Statement to register the shares underlying the warrant shares within 90 days of closing of the offering (the “Filing Date”) and use its best efforts to have the Registration Statement declared effective within 100 days after the filing date. In the event that the Registration Statement is not filed timely or is not declared effective timely, then the Company is required to issue the investors a number of warrants of the Company equal to 2.5% of the of the Registrable Securities for each month of delay subject to an overall limit of 10% of the number of Registrable Securities. The Company deems that the maximum liquidated damages penalty does not exceed a reasonable discount between a registered share and unregistered share of the Company. As such, the Company concluded that the agreements permitted the Company to settle in unregistered shares.

•
Paragraphs 19, 23: The Company has sufficient authorized shares to meet physical or net-share settlement on exercise of warrants. The Company’s authorized capital at the date of issue was 50 million shares of common stock and the outstanding shares and commitments to issue shares were approximately 26.6 million shares.

•
Paragraphs 20-22: The warrant agreement provides for the adjustment of the exercise price and number of shares for events such as the subdivision, combination, re-organization, or reclassification of shares of common stock, the consolidation, merger or sale of the Company and for future issuances of common shares at a price lower than that of the exercise price of the warrants. These are standard anti-dilution clauses for common stock purchase warrants. These clauses may result in an increase or decrease in the number of shares that may be issued upon the exercise of the warrants. However, the Company believes that the events that could result in an adjustment pursuant to the anti-dilution clause of the warrants are solely within the exclusive control of the Company and as such, any resulting increase or decrease in the number of shares which may be issued upon exercise of the warrants is solely within the exclusive control of the Company. Also, the warrant agreement provides that Company shall not take any action which would result in an adjustment to the exercise price of the warrant such that the adjustment would result in a calculation of shares of common stock which may be issued upon the exercise of the warrant, together with all outstanding warrants, options and other similar instruments and existing outstanding shares of common stock, to exceed the number of shares authorized by the Company’s Articles of Incorporation.

 Securities & Exchange Commission
October 26, 2006

•	Paragraph 25 does not apply as there is no cash payment for failure to make timely filings with the SEC.

•	Paragraph 26: The agreements do not provide for any “top-off” or “make whole” provisions.

•
Paragraph 27: The Agreements require the warrant holder to be treated as if it were a common stock holder prior to a consolidation or merger or sale of Company, in the event that a warrant holder chooses to exercise the warrants post such consolidation, merger or sale. Such a provision is exempt under this paragraph and permanent equity classification is not precluded.

•	Paragraphs 29, 30, 31: Warrant holder rights are not higher than those of common stockholders.

•	Paragraph 32: No requirement to post collateral.

•	Paragraphs 18, 24, 28 do not apply.

Based on above analysis, the Company concludes that the warrants issued to investors are considered equity instruments and not a liability. The Company recorded the transaction as debit to cash of net proceeds of $225,000, credit to common stock for $2,500 and credit to additional paid in capital for $222,500.

Unaudited Financial Statements for the Fiscal Quarter Ended May 31, 2006
Notes to Financial Statements
Note 3. Shareholders’ Equity

Comment No. 14. We see that during the most recent quarter ended, you reduced the exercise price of certain warrants to $.01 for a period of 30 days and 1,800,000 common shares were issued on a cashless basis. We note that you recorded $66,750 as dividend expense within equity due to the modification of the related warrants. Please tell us the authoritative accounting literature which supports you accounting for the temporary modification of the warrants and how you calculated the $66,750 dividend expense. We may have further questions based on your response.

 Securities & Exchange Commission
October 26, 2006

Response

Analysis of Warrants Under FAS 133 and EITF 00-19

These warrants comprise 750,000 (post 1:10 split) warrants that were issued in January 2004 to a lender and 1,500,000 (post 1:10 split) warrants were issued to the same lender as an investor in the January 2005 financing. These warrants totaling the right to purchase 2,250,000 shares of common stock were exercised on a cashless basis and 1,800,000 shares of common stock were issued to the lender/investor. The warrant agreement provides for adjustment of exercise price and number of shares for events such as a sub-division, combination, reorganization, or reclassification of the Company’s common stock, the consolidation, merger or sale of the Company, and for future issuances of common stock for a consideration per share which is less than the then-current exercise price per share for the warrant. The warrant agreements do not carry any registration rights, or any net-cash settlement features. Based on this, the Company has presented below its analysis:

The Company believes that its analysis under paragraphs 11(a)(1) and 11(a) (2) of FAS 133 supports equity classification. The Company then analyzed the warrants under the provisions of paragraphs 12-32 of EITF 00-19 as follows:

•	Paragraphs 12 and 13 do not apply as there is no net-cash settlement.

•	Paragraphs 14 to 17: The shares underlying the warrants have no registration rights. As such, the Company concluded that the issuances permitted the Company to settle in unregistered shares.

•
Paragraphs 19, 23: The Company has sufficient authorized shares to meet physical or net-share settlement on exercise of warrants. The Company’s authorized capital at the date of issue was 50 million shares of common stock and the outstanding shares and commitments to issue shares were approximately 26.1 million shares.

•
Paragraphs 20-22: The warrant agreement provides for the adjustment of the exercise price and the number of shares for events such as the subdivision, combination, re-organization, or reclassification of the Company’s common stock, the consolidation, merger or sale of the Company and for future issuances of shares of common stock at a price lower than that of the then-current exercise price of the warrants. These are standard anti-dilution clauses for common stock purchase warrants. These clauses may result in an increase or decrease in the number of shares that may be issued upon the exercise of the warrants. However, the Company believes that the events that could result in an adjustment pursuant to the anti-dilution clause of the warrants are solely within the exclusive control of the Company and as such, any resulting increase or decrease in the number of shares which may be issued upon exercise of the warrants is solely within the exclusive control of the Company.

 Securities & Exchange Commission
October 26, 2006

•	Paragraph 25 does not apply as there is no cash payment for failure to make timely filings with the SEC.

•	Paragraph 26: The issuances do not provide for any “top-off” or “make whole” provisions.

•	Paragraph 27: The issuances do not have any net cash settlement feature. As such, this paragraph does not apply.

•	Paragraphs 29, 30, 31: Warrant holder rights are not higher than those of common stockholders.

•	Paragraph 32: No requirement to post collateral.

•	Paragraphs 18, 24, 28 do not apply.

Based on the above analysis, the Company concludes that the warrants issued to the lender/investor are considered equity instruments and not a liability.

Analysis of Modification of Warrants

The Company believes that there is no direct literature on accounting for the modification of warrants. As such, the Company has relied on the guidance in paragraphs 51 and 52 of Statement of Financial Accounting Standard No. 123 (R), “Share-Based Payment”, (“FAS 123(R)”) and analogized to the modification of warrants. The reduction of the exercise price on a warrant is essentially an exchange of the original warrant for a new warrant with a lower exercise price, thereby incurring additional cost for the incremental value. FAS 123 (R) provides that an expense should be recorded for the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification.  As these warrants are accounted in equity, the additional cost has been accounted as dividend expense. The Company has accounted the additional expense only for warrants that were exercised, which it believes is in accordance with paragraph 52 of SFAS 123(R).

The Company calculated the additional cost as the excess of the value of the new warrant over the value of the original warrant. The warrants were calculated using the Black-Scholes model. The value of the new warrants was calculated as of the date of the warrant exercise and the value of the original warrants was calculated as of the date of the offer to reduce the exercise price.

 Securities & Exchange Commission
October 26, 2006

Conclusion

Thank you for your assistance in this matter. We look forward to receiving any additional comments you may have.

Sincerely yours,

Goldstein & DiGioia, LLP

/s/ Michael A. Goldstein

Michael A. Goldstein

cc: J. Moser